Reply to the Attention of	Michael Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	Michael.shannon@mcmillan.ca
Our File No.	58981V-6
Date	November 29, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Ms. Tia L. Jenkins, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Pacific Copper Corp.
Form 10-K for Fiscal Year Ended
October 31, 2011
Filed February 14, 2012
File No. 000-52495

We write in furtherance of our letter, dated October 30, 2012, on behalf of Pacific Copper Corp. (the “Company”) to the United States Securities and Exchange Commission (the “Commission”) in which the Company advised that it expected it would have the Interactive Data files and amended filings as well as the Form 10-Q for the quarterly period ended July 31, 2012 submitted on or before November 30, 2012.  The Company is still actively working on raising working capital to complete and file such documentation and will require additional time in order to fully respond to the Commission’s letter of October 18, 2012.  The Company anticipates that it will be able to complete and file the required documentation on or before January 15, 2013.

In the meantime, please feel free to contact the undersigned at (604) 893-7638 should you have any questions or concerns.

Yours very truly,

/s/ Michael Shannon

Michael T. Shannon

cc:           Pacific Copper Corp.